UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on December 20, 2013. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG

Frankfurt, December 20, 2013 Deutsche Bank resolves its single largest mortgage-related litigation case

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has reached an agreement to resolve its residential mortgage-backed securities litigation with the Federal Housing Finance Agency (FHFA) as conservator for Fannie Mae and Freddie Mac. As part of the agreement, Deutsche Bank will pay EUR 1.4 billion.

The FHFA made claims against 17 financial institutions in relation to residential mortgage-backed securities, including Deutsche Bank. To date, details of settlements with two other institutions have been disclosed.

The agreement resolves Deutsche Bank’s single largest mortgage-related litigation case. It resolves allegations that between 2005 and 2007 the Bank did not provide adequate disclosure about certain residential mortgage-backed securities sold to Fannie Mae and Freddie Mac.

The settlement also includes an agreement with the FHFA to resolve past and future claims seeking to have Deutsche Bank repurchase mortgage loans underlying certain residential mortgage-backed securities purchased by Fannie Mae and Freddie Mac that the FHFA has asserted breached certain representations and warranties.

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers of Deutsche Bank, said: “Today’s agreement marks another step in our efforts to resolve the Bank’s legacy issues, and we intend to make further progress in this regard throughout 2014.”

They added: “We have exited the mortgage businesses that gave rise to these claims and have further improved our controls.”

As part of Strategy 2015+, Deutsche Bank is investing EUR 1 billion to elevate its systems and controls to best in class.

The settlement amount is already substantially reflected in the Bank’s existing litigation reserves and no material additional reserves will be taken for this settlement.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2012 Annual Report on Form 20-F, which was filed with the SEC on April 15, 2013, on pages 11 through 25 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: December 20, 2013
	By:	/s/ Karin Dohm
	Name:	Karin Dohm
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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